Exhibit 99.6

Jianhui Huang, Ph.D., P.Eng.

Tetra Tech Canada Inc.

1000 - 885 Dunsmuir Street

Vancouver, BC V6C 1N5

Canada

CONSENT of QUALIFIED PERSON

Silvercorp Metals Inc. (the “Company”)

I, Jianhui Huang, consent to any extracts from, or a summary of the Preliminary Economic Assessment of the Condor gold project of the Company of December 22, 2025 (the “Technical Report”) in the news release of the Company dated December 22, 2025 (the "News Release").

I certify that I have read the News Release being filed by the Company, and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 22nd day of December, 2025

“Jianhui Huang”

________________________

Jianhui Huang, Ph.D., P.Eng.